UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  28549

                        SCHEDULE 13D/A-1
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934


                      Datawatch Corporation
                         (Name of Issuer)

                           Common Stock
                   (Title Class of Securities)

                            237917109
                          (CUSIP Number)

   Peter J. Minihane, c/o Microcom, Inc., 500 River Ridge Road
                  Norwood, Massachusetts  02062
                          (617) 551-1000

   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                        December 5, 1995
                  (Date of Event which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  /__/


Check the following box if a fee is being paid with the statement. /__/












                           SCHEDULE 13D


 CUSIP No. 237917109                        Page 1 of 5 Pages

 1               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                 Microcom, Inc.  04-2710644

 2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)  /__/
                 (b)  /__/

 3               SEC USE ONLY

 4               SOURCE OF FUNDS

                 OO

 5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                 IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /__/

 6               CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
 NUMBER OF   7   SOLE VOTING POWER:  None
 SHARES
 BENEFI-         None
 CIALLY
 OWNED BY    8   SHARED VOTING POWER:  None
 EACH
 REPORTING
 PERSON      9   SOLE DISPOSITIVE POWER:  None

             10  SHARED DISPOSITIVE POWER:  None


 11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON:  None

 12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES  /__/

 13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 (11)

                              0%

 14              TYPE OF REPORTING PERSON

                 CO







CUSIP No. 237917109                        Page 2 of 5 Pages


                     Schedule 13D Attachment

EXPLANATORY STATEMENT

     On October 9, 1992, the Reporting Person filed a Schedule 13D relative to its holding of 533,619 shares of the Common Stock of Datawatch Corporation ("Datawatch"), a Delaware corporation. This Amendment No. 1 sets forth changes in the information previously filed due to the Reporting Person selling all of such shares of the Common Stock of Datawatch as detailed in response to Item 5(c) below.

     This Amendment No. 1 restates the previously filed Schedule
13D pursuant to Rule 101(a)(2)(ii) of the Securities and Exchange
Commission's Regulation S-T.

Item 1.  Security and Issuer

Common Stock

Datawatch Corporation
2345 Ballardvale Street
Wilmington, MA  01887

Item 2.  Identity and Background

          Corporation Name:         Microcom, Inc.
          State of Incorporation:   Massachusetts
          Principal Business:       Manufacture of Hardware and
                                    Software Products
          Address:                  500 River Ridge Drive
                                    Norwood, MA  02062
          Item 2(d) and Item 2(e):  None

Officers and Directors:

Name and Title                     Address

Roland D. Pampel                   500 River Ridge Drive
President and Chief Exec.          Norwood, MA  02062
Officer

Richard A. Barbari                 500 River Ridge Drive
Executive Vice President           Norwood, MA  02062

Peter J. Minihane                  500 River Ridge Drive
Executive Vice President,          Norwood, MA  02062
Chief Financial Officer and
Treasurer

Lewis A. Bergins                   500 River Ridge Drive
Executive Vice President           Norwood, MA  02062





CUSIP No. 237917109                        Page 3 of 5 Pages

William Andrews                    500 River Ridge Drive
Vice President                     Norwood, MA  02062

Gregory Pearson                    500 River Ridge Drive
Senior Vice President              Norwood, MA  02062

Jerry L. Falk                      500 River Ridge Drive
Vice President                     Norwood, MA  02062

Mark J. Freitas                    500 River Ridge Drive
Vice President                     Norwood, MA  02062

Joseph P. King, Jr.                500 River Ridge Drive
Vice President                     Norwood, MA  02062

Elizabeth H. Rock                  500 River Ridge Drive
Vice President                     Norwood, MA  02062

James M. Dow                       46 Dudley Street
Chairman of the Board              Brookline, MA 02146

Fred L. Luconi                     819 Monument Street
Director                           Concord, MA  01742

Donald G. Kennedy                  c/o Elite Secretarial Systems
Director                           5 Office Park
                                   Hilton Head Island, SC  29928

John C. Rutherford                 c/o The Parthenon Group, Inc.
Director                           200 State Street
                                   Boston, MA  02109

Michael I. Schneider               c/o Data General Corporation
Director                           4400 Computer Drive, MS B232
                                   Westboro, MA  01580























CUSIP No. 237917109                        Page 4 of 5 Pages

Item 3.  Source and Amount of Funds or Other Consideration:

     In October 1992 Microcom, Inc. sold its Utilities Product
Group to Datawatch and received as consideration: $500,000 cash, 533,619 shares of common stock of Datawatch Corporation, and a royalty based on the future sales of certain products.

Item 4.  Purpose of Transaction:

     See Item 3.

Item 5.  Interest in Securities of the Issuer.

          (a)  None

          (b)  Not Applicable

          (c)  Sale of shares of Datawatch Common Stock by
Reporting Person:


   Date of Sale     Number of Shares Sold     Price Per Share

     11/29/95                   25,000            $5.1875
     11/30/95                  115,000            $5.1275
      12/1/95                   10,000            $5.00
      12/4/95                   15,000            $5.00
      12/5/95                  368,619            $4.75


     All such sales were effected on The Nasdaq Stock Market by Dillon Read & Co. Inc. on behalf of the Reporting Person.

          (d)  Not Applicable

          (e)  December 5, 1995

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Issuer.

          None.

Item 7.  Material to be Filed as Exhibits.

          None.













CUSIP No. 237917109                        Page 5 of 5 Pages



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              MICROCOM, INC.


December 5, 1995              By: Peter J. Minihane
                                  Chief Financial Officer